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                                                                       EXHIBIT 8

                        LIST OF SIGNIFICANT SUBSIDIARIES

     AerCo Limited has the following subsidiary companies as at March 31, 2001:

                                   COUNTRY OF
            NAME                 INCORPORATION                BUSINESS              % OF SHARES HELD
            ----                 -------------                --------              ----------------
AerCo Ireland Limited           Ireland             Aircraft leasing and            100%
                                                    sub-leasing
AerCo Ireland II Limited        Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing I Limited        Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing II Limited       Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing III Limited      Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing IV Limited       Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing V Limited        Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing VI Limited       Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing VII Limited      Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing VIII Limited     Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing IX Limited       Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing X Limited        Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing XI Limited       Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing XII Limited      Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing XIII Limited     Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Gustav Leasing XIV Limited      Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Pergola Limited                 Ireland             Aircraft leasing and            100%
                                                    sub-leasing
Baltic Airlease II LLC          Isle of Man         Aircraft leasing and            100%
                                                    sub-leasing
Baltic Airlease III LLC         Isle of Man         Aircraft leasing and            100%
                                                    sub-leasing
AerCo POL Inc                   USA                 Aircraft leasing and            100%
                                                    sub-leasing
AerCo USA Inc                   USA                 Aircraft leasing and            100%
                                                    sub-leasing
ALPS 94-1 Limited               Jersey              Aircraft leasing and            100%
                                                    sub-leasing
ALPS 94-1(Belgium) N.V.         Belgium             Aircraft leasing and            100%
                                                    sub-leasing
AerCom (Belgium) N.V.           Belgium             Aircraft leasing and            100%
                                                    sub-leasing
AerCo Sverige Leasing AB        Sweden              Aircraft leasing and            100%
                                                    sub-leasing
ALPS 94-1 (France) S.A.R.L.     France              Dormant                         100%

     As at July 14, 1998 and all previous periods, ALPS 94-1 was comprised of ALPS 94-1 Limited and its 100% owned subsidiaries, Pergola Limited, ALPS 94-1 (Belgium) N.V. and ALPS 94-1 (France) S.A.R.L.

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